2008   # First Midwest Bancorp, Inc.

Sandler O'Neill

Palm Beach, FL

November 13, 2008

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

First Midwest: Chicago's Premier Independent Company

I. Who We Are

II. Loan Portfolio and Credit Quality

III. Opportunities and Advantages

IV. Our Priorities

V. Why Invest

I. Who We Are

Chicago's Premier Independent Company

Premier Franchise	Premier Bank For Commercial	Premier Bank For Retail

→ $8.2 billion assets
 	
→ $5.7 billion deposits
  -61% core
  -90% Suburban Chicago
 	
→ $5.2 billion loans
 	
→ $3.8 billion trust/investment aum
	→ Seven product lines
	
	→ 25,000 commercial
	
	→ 1,600 trust relationships
	
	→ 180 relationship managers
	
	→ Tenured sales force and market presence
		→238,000 retail relationships
		
		→1,000 bankers
		
		→102 offices
		
		→6th largest distribution network in MSA

Information as of 9/30/08

A Suburban Chicago Franchise


McHenry
Lake
Branch Locations
Operations Centers
Cook
Kane
Chicago
IL
Du Page
Lake
Michigan
Kendall
Will
Porter
Lake
LaSalle
Grundy
IN

Mission

People

Business Lines

Commercial	Retail

And Market Opportunity

Organizational Control
- **Credit Quality**
- **Efficiency**

Created A Strong Financial Foundation

- Sustained Profitability

- Solid Capital

- Stable Liquidity

2008 Third Quarter Highlights

	3Q08	2Q08	% Change
Net Interest Income	$62.8	$60.3	4%
Fee Based Revenues	$24.8	$24.0	3%
Noninterest Expenses	$48.4	$49.9	-3%
Operating Income (1)	$39.8	$37.4	6%
Net Income	$24.2	$27.0	-10%
ROAA (2)	1.16%	1.33%	-13%
Loans	$5,224	$5,182	1%; 4% Ann
Net Interest Margin	3.63%	3.58%	1%

Dollars are in millions except earnings per share amount.

(1)   Excluding provision for loan losses and securities losses, net.
(2)   Annualized

Profitability - Well Above Peer
Third Quarter 2008

	First Midwest	Metro Peers[1]	Chicago Peers[2]
ROAA [3]	1.16%	0.23%	-0.10%
ROAE [3]	13.09%	1.93%	-1.28%
Net Interest Margin	3.63%	3.63%	2.76%
Efficiency	50%	63%	72%

Data represents the best available peer median core performance for third quarter 2008 as obtained from SNL Financial.

(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
(2)   The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.
(3)   Annualized

10

Sustained Profitability Premium



Data represents the peer median core performance as obtained from SNL Financial.

(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
(2)   The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.

Capital Metrics Third Quarter 2008

	First Midwest	Metro Peers[1]	Chicago Peers[2]
Tier 1 Capital Ratio	9.4%	10.1%	7.8%
Total Capital Ratio	12.0%	12.4%	10.8%
Tangible Equity w/o OCI[3]	6.1%	6.5%	5.2%
Dividend Yield	5.1%	3.3%	1.7%
Dividend Payout	62%	88%	50%

Investment grade ratings for First Midwest: S&P and Fitch – BBB+; Moody's – A3.

Investment Grade Ratings Reaffirmed by Standard & Poor's on 10/2/08.

Data represents the peer median performance for 3Q08 as obtained from SNL Financial.
(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
(2)   The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.
(3)   Represents ratio of tangible equity to tangible assets excluding other comprehensive income

12

Stable Liquidity

- Strong Core Deposit Base
  - Transactional Deposits Represent 66% of Total Loans
  - 19% Demand Deposits as a % of Total Deposits
  - Nominal Brokered Deposits

- $2.1 Billion Securities Portfolio Provides Availability

- Diversified Wholesale Sources

II. Our Loan Portfolio and Credit Quality

Portfolio Distribution(1)

Consumer

- Home Equity Dominated
- Conservative
- Minimal 1-4; No Subprime
- No Retail Credit Card

Corporate

- Diversified
- Granular
- ~ 95% in Market
- No National Syndications



1-4 Family 4%
Consumer 10%
Commercial 32%
Commercial Real Estate 54%

(1)   As of September 30, 2008

Consumer Real Estate[1]

	Home Equity	1-4 Family Loans
Balances	$469 million	$206 million
Delinquency	2.77%	2.97%
Loss Rate	0.55%	0.32%
Balances > 90% LTV	$23 million, 5%	$26 million, 13%

[1] As of September 30, 2008

Commercial Real Estate[1]

- Centrally Underwritten > $1MM
- Tenured Business Line
- ~ 25% = Owner Occupied
- Granular Exposure

Residential Land and Development

- ~ 60% Land / 40% Structures
  - On Land (75% Improved)
  - 65% LTV on Vacant Land [2]
  - 75% LTV on Improved Land [2]



Residential Land and Development 18%

Multifamily 7%

Office, Retail, and Industrial 39%

Other Commercial Real Estate 36%

(1) As of September 30, 2008
(2) These are our internal origination LTV guidelines.

17

Credit Quality[1]

	First Midwest	Metro Peers[2]	Chicago Peers[3]
Loan Loss Reserve/Loans	1.34%	1.36%	1.52%
LLR/ (NPL + 90 day)	.75X	.80X	.60X
(NPL + 90)/Total Loans	1.78%	1.51%	2.66%
Reserve/NPA's	.88X	.84X	.59X

(1)   Data as of September 30, 2008.

(2)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.

(3)   The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.

Loss reserve trends:
Coverage of nonperforming and past due loans



Loan loss reserve / (NPL + 90 day delinquent)

The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.
3Q08 industry estimates are based on recent trends.

Nonperforming and Past Due Trends



(NPL+90 day)/total loans

Legend:
- First Midwest
- Metro Peer Group Median
- Chicago Peer Group Median

The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.
3Q08 industry estimates are based on recent trends.

Environmental Challenges and Approach

- Economic Challenges
    - Housing Deflation
    - Slowing Job Growth
    - Trends Lessened Locally vs. National and Midwest

- Continued Pressure On Residential Construction and Development

Environmental Challenges and Approach

- Be Proactive
  - Accelerated Review Cycle
  - Lever Market Knowledge

- Requires Assessment Of Holding vs. Liquidation Costs
  - Manage Relationship By Relationship
  - Retention of Owner/Agent

III. Opportunities and Advantages

Lever Our Strengths

- ➔ Solid Capital and Earnings Generation

- ➔ Mission and Relationship Based Sales Process

- ➔ Market Opportunities Exist
  - ➔ Competitor Limitations

Mission: A Strategic Client Approach

- Value Added Relationship Banking Framework

- Needs Driven Product Solutions

- Long Term Process Of Creating Financial Independence

Our People

- ➜ Tenured and Experienced

- ➜ Community Based

- ➜ Motivated
  - ➜ Compensation Alignment

- ➜ Organizational Development
  - ➜ Ingrained Culture
  - ➜ Integrated Succession Focus

Premier Bank For Commercial

- Robust Relationship Driven Sales Force
  - ~ 180 Relationship Managers
  - Community Based w/ Strong Referral Networks
  - ~ 800 Relationship Plans
- All Executed In Attractive Markets
  - Majority Of Business Activity Is In Our Footprint

- Market Disruption Creates Opportunities
- Trust AUM: mild asset erosion, better than peer group

Chicagoland's Premier Bank For Retail

- ### Focused Sales
  - 84 Offices, 6th Largest Suburban Branch Presence
  - 1,000 Retail Bankers

- ### Strong Core Deposit Base
  - #12 Market Share
  - 62% Core Transactional, 18% Demand

- ### Competitive Advantage
  - Local, Tenured In Markets
  - Stable and Trusted
  - Targeted Promotion

First Midwest Is In The Premier Portions Of Chicago MSA

	FMB Footprint [1]	Chicago MSA [2]
Total Businesses	239,000	364,000
Total Businesses with 20+ Employees	33,100	48,000
Total Employees	3,577,000	5,402,000
Total Sales *(in millions)*	$400,500	$601,000

Source: Claritas 2007 Estimates

(1) FMB Footprint represents every county in the Chicago area where a FMB branch is present: DuPage, Kane, Lake, McHenry, Will, and suburban Cook counties in Illinois and Lake County in Indiana.

(2) MSA as defined by US Census Bureau.

29

IV. Our Priorities

Our Priorities

- Stay Focused

- Concentrate On Weakening Credit Sectors

- Sustain Our Sales

- Communicate Our Superior Relative Value

Our Plan

- Funding Base Expansion
  - Focus on Core Deposit Growth
  - Liquidation of Securities to Support Loan Growth
  - Diversified Wholesale Sources

- Asset Quality Management
  - Loan Loss Reserves Expanded
  - Identified Credit Risks

- Capital Formation
  - Superior Profitability
  - Increase Tangible Capital
  - Control Expense

- Concentrate on Sales

VI. Why Invest?

Valuation



Price to '09 Thomson First Call Consensus Earnings

Legend:
- First Midwest
- Metro Peer
- Chicago Peer

We Are Positioned To Outperform

- Cycle Will Turn and We Have the Foundation
  - Fewer Distractions
  - Financial Strength

- We Can Pursue Opportunities and Growth
  - Invest in Ourselves
  - Organically and Through Acquisition, as Opportunities Arise

Questions?

To Request Additional Information Please Contact:

Greg Gorbatenko

Investor Relations
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143
P (630) 875-7533
greg.gorbatenko@firstmidwest.com

Appendix

Unaudited (Amounts in thousands except per share data)	As of 9/30/08	% of Total	6/30/08	03/31/08	9/30/08 % Change From 6/30/08	3/31/08
Loan Portfolio Composition						
Loan portfolio composition:						
Commercial, industrial, and agricultural	**$ 1,644,758**	31.5%	$1,656,161	$1,597,279	-2.8%	5.9%
Commercial real estate:						
Office, retail, and industrial	**1,092,268**	20.9%	1,048,547	1,020,403	16.7%	14.1%
Residential land and development	**509,974**	9.8%	510,818	515,052	-0.7%	-2.0%
Multifamily	**204,029**	3.9%	195,815	188,474	16.8%	16.5%
Other commercial real estate	**1,021,662**	19.5%	1,014,759	952,622	2.7%	14.5%
Total commercial real estate [(1)]	**2,827,933**	54.1%	2,769,939	2,676,551	8.4%	11.3%
Consumer:						
Home equity	**468,703**	9.0%	460,581	459,068	7.1%	4.2%
Real estate 1-4 family	**205,851**	3.9%	213,295	224,895	-14.0%	-16.9%
Other consumer	**76,337**	1.5%	82,379	87,972	-29.3%	-26.5%
Total consumer	**750,891**	14.4%	756,255	771,935	-2.8%	-5.5%
Total loans [(2)]	**$ 5,223,582**	100.0%	$ 5,182,355	$ 5,045,765	3.2%	7.0%
Commercial Real Estate Detail						
Office, Retail, and Industrial						
Loans by product type [(2)] :						
Office	**$ 352,200**	32.3%	$ 337,424	$ 326,107	17.5%	16.0%
Retail	**300,570**	27.5%	281,942	279,612	26.4%	15.0%
Industrial	**439,498**	40.2%	429,181	414,684	9.6%	12.0%
Total office, retail, and industrial	**$ 1,092,268**	100.0%	$ 1,048,547	$ 1,020,403	16.7%	14.1%
Residential Land and Development Composition						
Loans by product type:						
Structures	**$ 190,741**	37.4%	$ 217,161	$ 209,146	-48.7%	-17.6%
Land	**319,233**	62.6%	293,657	305,906	34.8%	8.7%
Total residential land and development	**$ 509,974**	100.0%	$ 510,818	$ 515,052	-0.7%	-2.0%
Other Commercial Real Estate Composition						
Loan by product type:						
Commercial land	**$ 263,030**	25.7%	$ 285,411	$ 260,502	-31.4%	1.9%
1-5 family investors	**178,540**	17.5%	168,259	169,768	24.4%	10.3%
Service stations and truck stops	**134,677**	13.2%	120,670	117,592	46.4%	29.1%
Warehouses and storage	**80,889**	7.9%	79,580	71,921	6.6%	24.9%
Hotels	**67,217**	6.6%	67,574	59,199	-2.1%	27.1%
Restaurants	**44,872**	4.4%	47,313	48,147	-20.6%	-13.6%
Medical	**42,253**	4.1%	43,347	42,912	-10.1%	-3.1%
Automobile dealers	**38,866**	3.8%	37,562	30,934	13.9%	51.3%
Mobile home parks	**29,670**	2.9%	25,217	23,481	70.6%	52.7%
Recreational	**14,760**	1.5%	15,106	16,348	-9.2%	-19.4%
Religious	**10,317**	1.0%	11,362	11,291	-36.8%	-17.3%
Other	**116,571**	11.4%	113,358	100,527	11.3%	31.9%
Total other commercial real estate	**$ 1,021,662**	100.0%	$ 1,014,759	$ 952,622	2.7%	14.5%

(1) 24% of total commercial real estate loans are owner occupied as of September 30, 2008.

(2) Substantially all loans that are over $1 million are to customers within our markets as of September 30, 2008.

Unaudited			As of		
(Dollar amounts in thousands)	**9/30/08**	% of Category	% of Total	6/30/08	03/31/08
Asset Quality					
Nonaccrual loans:					
Commercial, industrial, and agricultural . . . . $	**13,961**	0.85%	12.0%	$ 5,222	$ 6,770
Office, retail, and industrial	**1,195**	0.11%	1.0%	1,125	730
Residential land and development	**28,335**	5.56%	24.3%	11,664	4,081
Multifamily	**2,827**	1.39%	2.4%	3,016	1,361
Other commercial real estate	**1,845**	0.18%	1.6%	885	255
Consumer	**5,154**	0.69%	4.4%	3,324	3,876
Total nonaccrual loans	**53,317**		45.7%	25,236	17,073
Restructured loans	**2,258**		2.0%	259	140
Total nonperforming loans	**55,575**		47.7%	25,495	17,213
Other real estate owned	**23,697**		20.3%	7,042	8,607
Total nonperforming assets . . . . $	**79,272**		68.0%	$ 32,537	$ 25,820
90 days past due loans (still accruing interest):					
Commercial, industrial, and agricultural . . . . $	**5,757**	0.35%	5.0%	$ 4,530	$ 3,926
Office, retail, and industrial	**4,838**	0.44%	4.1%	2,855	2,182
Residential land and development	**17,615**	3.45%	15.1%	17,181	17,438
Multifamily	**1,216**	0.60%	1.1%	2,071	2,332
Other commercial real estate	**2,469**	0.24%	2.1%	2,925	2,451
Consumer	**5,421**	0.72%	4.6%	7,948	5,150
Total 90 days past due loans . . . . $	**37,316**		32.0%	$ 37,510	$ 33,479
Total nonperforming assets plus					
90 days past due loans . . . . $	**116,588**			$ 70,047	$ 59,299
Total 30-89 days past due loans . . . . $	**104,769**			$ 185,186	$ 116,431
Asset Quality Ratios					
Nonperforming loans to loans	**1.06%**			0.49%	0.34%
Nonperforming assets to loans					
plus foreclosed real estate	**1.52%**			0.63%	0.51%
Nonperforming assets plus loans past due 90					
days to loans plus foreclosed real estate	**2.22%**			1.35%	1.17%
Reserve for loan losses	**69,811**			66,104	64,780
Reserve for loan losses to loans	**1.34%**			1.28%	1.28%
Reserve for loan losses to nonperforming loans	**126%**			259%	376%

			Quarters Ended		
(Dollar amounts in thousands)	**9/30/08**	% of Portfolio	% of Total	06/30/08	03/31/08
Charge-off Data					
Net loans charged-off:					
Commercial, industrial, and agricultural . . . . $	**1,895**	0.12%	20.3%	$ 2,380	$ 3,188
Office, retail, and industrial	**2**	0.00%	0.0%	31	-
Residential land and development	**5,856**	1.15%	62.8%	138	559
Multifamily	**(40)**	-0.02%	-0.4%	830	842
Other commercial real estate	**62**	0.01%	0.7%	116	673
Consumer	**1,547**	0.21%	16.6%	961	818
Total net loans charged-off . . . . $	**9,322**		100.0%	$ 4,456	$ 6,080
QTD net loan charge-offs to average loans (annualized) . .	**0.71%**			0.35%	0.49%
YTD net loan charge-offs to average loans (annualized) . .	**0.52%**			0.42%	0.49%